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                                                               Exhibit (a)(2)(B)

[LOGO] Newport Shipbuilding logo                        [LOGO] NNS address logo

                                                              November 13, 2001

Dear Stockholder:

   I am pleased to inform you that on November 7, 2001, Newport News Shipbuilding Inc. entered into a merger agreement with Northrop Grumman Corporation, pursuant to which Northrop Grumman amended its exchange offer to purchase all the outstanding shares of Newport News' common stock. In the exchange offer, Newport News Shipbuilding's stockholders may elect to receive either $67.50 per share in cash or a number of shares of Northrop Grumman common stock designed to provide a value of $67.50, subject to certain limitations and proration procedures. The exchange offer is conditioned upon, among other things, at least a majority of Newport News' shares outstanding on a fully diluted basis being tendered and not withdrawn. The exchange offer will be followed by a merger in which all of the remaining Newport News Shipbuilding stockholders will have the same right to elect to receive cash or shares of Northrop Grumman stock described in the enclosed amended Schedule 14D-9.

   Your Board of Directors has unanimously determined that the terms of Northrop Grumman exchange offer, the related merger and the transactions contemplated by the merger agreement are advisable and fair to and in the best interests of the Company and its stockholders and unanimously recommends that you accept Northrop Grumman's offer by tendering all of your shares. Your Board of Directors is not making any recommendation as to whether you should elect to receive shares of Northrop Grumman common stock or cash because such a decision will depend on your own financial and tax considerations.

   Enclosed with this letter is an amended Schedule 14D-9 containing the recommendation of your Board of Directors and explaining the reasons behind the transaction, as well as other important information. Included as Annex B to our amended Schedule 14D-9 is the written opinion, dated November 7, 2001, of Credit Suisse First Boston Corporation, the Company's financial advisor, with respect to the fairness of the aggregate consideration to be received in the exchange offer and the merger. You are encouraged to read this opinion carefully and in its entirety.

   Please give all of the enclosed exchange offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

                                          Sincerely,
                                    /s/ William P. Fricks
                                          WILLIAM P. FRICKS
                                          Chairman and Chief Executive Officer